UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended May 31, 2002

ROYAL OLYMPIC CRUISE LINES, INC.
(Exact name of Registrant as specified in its charter)

87 Akti Miaouli, 185 38 Piraeus, Greece
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X___

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in thousands of US Dollars, except per share data)

	Three months ended May 31,		Six months ended May 31,	
	2002 (Unaudited)	2001 (Unaudited)	2002 (Unaudited)	2001 (Unaudited)
NET REVENUES.............................	$25,905	$31,348	$35,385	$45,535
EXPENSES				
Operating...	23,355	25,568	34,300	38,768
Selling and administrative expenses..........	5,342	5,914	9,261	10,962
Depreciation	3,497	3,675	6,530	7,088
LOSS FROM OPERATIONS	6,289	3,809	14,706	11,283
OTHER INCOME / EXPENSES				
Interest expense	3,206	4,008	5,360	7,774
Exchange gain (loss)	(409)	435	(231)	461
Other income	9,000	-	9,000	-
Other non-operating losses (gain)	397	2,595	179	2,725
NET LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	1,301	9,977	11,476	21,321
Cumulative effect (loss) of accounting changes	-	-	-	1,098
NET LOSS	$1,301	$9,977	$11,476	$22,419
NET LOSS PER SHARE (*)				
Before cumulative effect of accounting changes	($ 0.09)	($0.71)	($0,82)	($1.52)
Cumulative effect of accounting changes	-	-	(-)	(0.08)
Net Loss	($0.09)	($0.71)	($0.82)	($1.60)

(*) Net Loss per share has been calculated on the number of shares outstanding, being 13,997,500, during the six months of both the 2002 and 2001 financial years.

See Notes to the Condensed Consolidated Financial Statements.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Expressed in thousands of US Dollars, except share capital)

ASSETS	May 31, 2002 (Unaudited)	November 30, 2001 (Audited)
CURRENT ASSETS		
Cash	$ 3,533	$ 4,302
Other Current Assets	44,617	35,472
Financial Instruments Receivable	858	111,320
Total current assets	$ 49,008	$151,094
PROPERTY AND EQUIPMENT, NET	467,447	333,286
OTHER ASSETS	3,755	24,325
TOTAL	$520,210	$508,705
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings and Current portion of long-term debt	$ 38,028	$ 21,892
Other current liabilities	52,344	42,375
Financial Instruments Payable	-	143,759
Total current liabilities	$ 90,372	$208,026
LONG TERM DEBT	337,006	197,462
OTHER LONG TERM LIABILITIES	10,340	14,441
Financial Instruments Payable	5,193	-
SHAREHOLDERS' EQUITY		
Preferred Stock ($.01 par value; 5 mil. Shares authorised)	---	---
Common Stock ($.01 par value; 50 mil. Shares authorised; 13,997,500 shares issued and outstanding)	140	140
Additional paid-in capital	111,864	111,864
(Accumulated losses) / Retained earnings	(34,704)	(23,228)
Total shareholders' equity	$ 77,299	$ 88,776
TOTAL	$520,210	$ 508,705

Note: The balance sheet as at November 30, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See Notes to Condensed Consolidated Financial Statements.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited: expressed in thousands of US Dollars)

	For the six months ended	
	May 31, 2002 (Unaudited)	May 31, 2001 (Unaudited)
Cash flows from operating activities		
Net loss	$(11,476)	$(22,419)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	6,530	7,088
Amortization of dry-docking	1,598	911
Financial instruments receivable / payable	(28,104)	2,010
Accrued interest Convertible Bond	0	321
Changes in operating assets and liabilities:	29,795	(1,895)
Net cash (used in)/provided by operating activities	$(1,657)	$(13,984)
Net cash (used in) investing activities	$(140,695)	$(14,497)
Cash flows from financing activities		
Proceeds from issue of new debt	9,397	8,944
Proceeds from issue of Convertible Bond	0	20,000
Proceeds from Debt reserve account	20,000	-
Restricted cash – payment to retention accounts	(13,560)	-
Proceeds from issue of debt re: Newbuilding	142,541	-
Payment of capital lease obligation	(5,500)	-
Repayment of debt	(11,295)	(5,868)
Net cash provided by financing activities	$141,583	$23,076
Net (decrease)/increase in cash	$ (769)	$(5,405)
Cash, beginning of the period	4,302	9,403
Cash, end of the period	$ 3,533	$ 3,998

Supplemental disclosures of cash flows information:
Interest paid amounted to $6,674 and $9,027 for the six months ended May 31, 2002 and May 31, 2001 respectively, including capitalized interest of $601 and $1,410 for the six months ended May 31, 2002 and May 31, 2001 respectively.

During the six months ended May 31, 2001, the Company incurred a capital lease obligation of $17,567 in connection with a lease agreement to acquire the vessel 'Seawing'.

See Notes to Condensed Consolidated Financial Statements.

Note A - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information; they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended May 31, 2002 are not necessarily indicative of the results that may be expected for the year ending November 30, 2002. Certain amounts in prior periods have been reclassified to conform with the current period's presentation.

Note B - Property and Equipment

Property and equipment is analysed as follows :

	May 31, 2002	November 30, 2001
	(In thousands)	
Vessels	$346,538	$360,182
New buildings	185,430	31,305
Furniture and equipment	4,570	4,356
Less: accumulated depreciation	(69,091)	(62,557)
Total Property and Equipment, Net	$467,447	$333,286

Note C - Financial Instruments

In June 1998, the Financial Accounting Standards Board issued Statement No.133, Accounting for Derivative Instruments and Hedging Activities, as amended, which is required to be adopted in years beginning after June 15, 2000. The Company adopted the new Statement effective December 1, 2000, as required. The Statement requires that the Company recognises all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment, through earnings.

The financial instrument that expired during the six months ended May 31, 2002, together with the mark to market valuation of all outstanding instruments as at May 31, 2002, resulted in a gain of $1,105,000.

Note D – Subsequent Events.

No material events took place in the period subsequent to May 31, 2002 up to the date of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six and three months ended May 31, 2002 compared to six and three months ended May 31, 2001

GENERAL

Royal Olympic Cruise Lines Inc. (together with its consolidated subsidiaries, the "Company") earns revenues primarily from (i) the sale of passenger tickets including in certain cases, transportation to and from the point of embarkation/disembarkation, primarily for cruise vacations; (ii) the sale of tour package excursions; (iii) the sale of goods and services on board its cruise ships, such as duty free sales, casino gaming, liquor and gift shop items; (iv) the sale of trip cancellation insurance and medical insurance; (v) port charges paid by passengers; and (vi) the chartering of vessels to various groups and organisations.

The operations of the Company are seasonal and results for interim periods are not necessarily indicative of the results for the entire year, as the cruise season in the Eastern Mediterranean, where the Company offers the majority of its cruise itineraries and has historically derived the majority of its revenue, commences in March/ April and continues through November of each year. During the second quarter of the current financial year, the Company operated one of its vessels in the Caribbean and South America up until early June. It was then brought back to Greece where it joined the remainder of the fleet, which had began its summer season during the months of March and April, following the winter lay-up period. As the Company's vessels do not generally sail at full capacity at the start of the summer season, first and second quarter revenues are generally less than those of the third and fourth quarters; in 2001, first and second quarter net revenues accounted for 35% of the total net revenue for the 2001 fiscal year as a whole.

The results of the Company have been adversely affected by the political turmoil in the Middle East and the fear of terrorist attacks.

MAJOR EVENTS IN SECOND QUARTER

Financing

a. On April 25, 2002, the delivery of the newbuilding Olympia Explorer (see "Operating" below) was financed with an additional loan of $142.4 million provided by a consortium consisting of Kreditanstalt für Wiederaufbau, Fortis Bank, and Blohm + Voss GmbH.

b. A debt reserve account of $20 million has been established for the purpose of covering: a) the first two principal instalments of the Olympia Explorer, payable upon delivery of the vessel, b) the principal and interest instalment on the Olympia Voyager, payable on June 28, 2002, and c) the two interest instalments on the Olympia Explorer, payable on October 25, 2002, and April 25, 2003. The source of the funds is as follows:

   (i) $15 million from Blohm+Voss consisting of a $9 million ex-gratia payment and a $6 million subordinated loan and
   (ii) $5 million from the shareholders of ROC Holdings, the controlling shareholder of the Company, consisting of a $2.5 million loan facility from each of Silk Navigation Limited and Louis Tourist Agency Ltd

c. The existing overdraft facility with Fortis Bank, for the amount of $6 million, has been increased to $7.5 million. The additional funds of $1.5 million are to be repaid in two equal instalments of $750,000 in July 2002 (paid on July 19, 2002) and August 2002. The additional funds were used to settle the intercompany account with a major shareholder (Louis Cruise Lines Ltd), to facilitate its contribution into the debt reserve account.

d. On May 2, 2002, we entered into a $5.5 million credit facility agreement with Fortis to finance the charter of the Seawing with Air-Tours. Payments towards this facility were made as follows:

   (i) May 31, 2002 - $1.0 million
   (ii) June 28, 2002 - $1.5 million

Operating

The newbuilding Olympia Explorer was delivered on April 25, 2002, and commenced operations on May 3, 2002, offering a 7-day Venice–Istanbul itinerary. Six other vessels operated during the second quarter of 2002. The Olympia Voyager operated the Houston 7-day itinerary in Latin America, Triton completed its charter agreement with Holiday Kruitzfarten in the Caribbean and the West Mediterranean and has ever since resumed its normal itinerary in the Mediterranean. World Renaissance, Olympia Countess and Odysseus offered 3 and 4-day itineraries in the Aegean. Seawing operated under a charter agreement with Air-Tours commencing in May.

RESULTS OF OPERATIONS - COMPANY

The following table presents statements of operations data as a percentage of total revenues.

	3 MONTHS ENDED MAY 31		6 MONTHS ENDED MAY 31	
	2002	**2001**	**2002**	**2001**
REVENUES	100%	100%	100%	100%
OPERATING EXPENSES	90.2	81.6	96.9	85.1
SELLING & ADMIN.EXPENSES	20.6	18.9	26.2	24.1
DEPRECIATION	13.5	11.7	18.5	15.6
OPERATING INCOME / (LOSS)	(24.3)	(12.2)	(41.6)	(24.8)
INTEREST EXPENSE	12.4	12.8	15.1	17
OTHER INCOME / (LOSS)	31.6	(6.9)	24.3	(5)
NET INCOME / (LOSS)	(5.0)	(31.8)	(32.4)	(49)

REVENUES

For the second quarter of 2002, net revenues decreased by 17.4% or $5.4 million, to $25.9 million, compared to $31.3 million for the same period last year. The decrease in revenue was primarily due to: a) the poor performance of Olympia Voyager following the September 11 events ($0.7 million), b) the non-operation of Stella Solaris and Apollon ($2.2 million and $0.6 million respectively), c) the late commencement of operations of Seawing under its charter agreement with Air-Tours ($3.1 million), and d) the late commencement of operations of Odysseus ($2.6 million). This decrease was partly offset by: a) the operation of Olympia Explorer ($2.2 million), b) the improved performance of Olympia Countess ($0.8 million), and c) Triton ($1 million) which operated under a charter agreement, with contracted and guaranteed ticket revenue.

The passenger cruise days (p.c.d.) sold decreased by 18.2% for the second quarter of 2002, to 187,985 (p.c.d), compared to 229,735 (p.c.d) in the same period last year.

Occupancy was approximately the same as in the same period last year (70.8% for the second quarter of 2002 compared to 70.7% in the same period last year).

The net revenues per p.c.d. increased by 1% to $137.8 for the second quarter of 2002, compared to $136.5 for the same period last year.

For the six months ended May 31, 2002, net revenues decreased by 22.3% to $35.4 million, compared to $45.5 million for the same period last year, largely due to the poor performance of the Olympia Voyager during the Winter season of 2002.

The passenger cruise days (p.c.d.) sold for the six months ended May 31, 2002, decreased by 19% to 263,304 (p.c.d) sold, compared to 325,141 (p.c.d) sold in the same period last year.

Occupancy for the six months ended May 31, 2002, increased by 0.7% to 71.2%, compared to 70.54% in the same period last year.

Net revenue per p.c.d. for the six months ended May 31, 2002, decreased by 4% to $134.4, compared to $140.1 in the same period last year.

OPERATING EXPENSES

Operating expenses decreased by 8.7% or $2.2 million to $23.4 million for the second quarter of 2002, compared to $25.6 million for the same period last year. The decrease in operating expenses was mainly due to a) the non-operation of Stella Solaris and Apollon ($2.1 million and $1.4 million respectively) and b) the delayed start of operations of Odysseus and Seawing ($1.3 million and $0.8 million respectively). These savings were partially counterbalanced by increases in operating costs of a) Olympia Explorer ($1.6 million) due to its commencement of operations and b) Olympia Countess ($1.0 million) due to increased operating days in the second quarter of 2002, compared to the same period last year. As a percentage of revenue, operating expenses for the second quarter of 2002 increased to 90.2% from 81.6% in the same period last year.

The operating days for the second quarter of 2002 decreased by 21.3%, or 105 operating days, to 387 operating days, compared to 492 operating days for the same period last year.

For the six months ended May 31, 2002, operating expenses decreased by 11.5% to $34.3 million, compared to $38.8 million for the same period last year. As a percentage of revenue, operating expenses for the six months ended May 31, 2002, increased to 96.9% compared to 85.1% in the same period last year.

The operating days for the six months ended May 31, 2002, decreased by 21.9% or 147 operating days, to 525 operating days, compared to 672 operating days for the same period last year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased by 9.7%, or $0.6 million to $5.3 million for the second quarter of 2002 compared to $5.9 in the same period last year. The decrease resulted from drastic cuts made in selling and administrative expenses following the September 11 events. As a percentage of revenue, selling and administrative expenses increased to 20.6% for the second quarter of 2002 as compared to 18.9% for the same period last year.

For the six months ended May 31, 2002, selling and administrative expenses decreased by 15.5%, or $1.7 million, to $9.3 million compared to $11 million in the same period last year. As a percentage of revenue, selling and administrative expenses increased to 26.2% for the six months ended May 31, 2002 as compared to 24.1% for the same period last year.

DEPRECIATION

Depreciation decreased to $3.5 million for the second quarter of 2002, from $ 3.7 million for the same period last year, mainly due to the non-depreciation of Stella Solaris, Apollon, Olympia I and Oceanis, which are held for sale. As a percentage of revenue, depreciation increased to 13.5% for the second quarter of 2002, compared to 11.7% for the same period last year.

For the six months ended May 31, 2002, depreciation decreased by $0.6 million, to $6.5 million, from $7.1 million for the same period last year. As a percentage of revenue, depreciation increased to 18.5% for the six months ended May 31, 2002, compared to 15.6% for the same period last year.

INTEREST EXPENSE

For the second quarter of 2002, interest expense decreased to $3.2 million from $4.0 million in the same period of 2001, mainly due to the reduction in LIBOR rates. The decrease in interest expense took place despite the additional interest charges incurred due to the newly acquired Olympia Explorer, whose loan agreement was signed in late April 2002.

For the six months ended May 31, 2002, interest has decreased to $5.4 million from $7.8 million in the same period of 2001.

NON OPERATING ITEMS (INCOME / EXPENSES)

Non operating items have varied as follows in the second quarter of 2002, when compared to the same period of 2001:

- Foreign exchange loss has increased by $0.8 million, to a loss of $0.4 million in the second quarter of 2002, compared to a gain of $0.4 million in the same quarter last year
- Losses from Financial Instruments have decreased by $2.2 million
- Shipyard compensation from Blohm + Voss of $9 million was received in the second quarter of 2002 upon delivery of the Olympia Explorer

For the six months ended May 31, 2002, non operating items changed as follows, compared to the same period last year:

- Foreign exchange loss has increased by $0.7 million, to a loss of $0.2 million in the second quarter of 2002, compared to a gain of $0.5 million in the same quarter last year
- Losses from Financial Instruments have decreased by $2.5 million
- Cumulative effect of accounting changes was $1.1 million in the first quarter of 2001, compared to nil in the same period this year. Based on the Company's derivative positions on December 1, 2000, the Company reported a loss from the cumulative effect of the adoption of a new accounting policy of approximately $1.1 million.

PROFIT / (LOSS)

Net loss decreased by $8.7 million (87%), to $1.3 million for the second quarter ended May 31, 2002, from $10.0 million in the same period last year. The decrease in the loss was primarily due to the receipt of $9 million from the shipyard as compensation in connection with the delivery of the Olympia Explorer.

As a percentage of revenue, net loss decreased to 5% for the second quarter of 2002, compared to 31.8% for the same period last year.

For the six months ended May 31, 2002, net loss decreased by $10.9 million (48.8%), to $11.5 million, compared to $22.4 million in the same period last year. Net loss for the six-month period ending May 31, 2002 before the shipyard compensation of $9 million was $20.5 million, an improvement of $1.9 million when compared to the same period last year. This improvement is explained primarily by drastic cuts in Selling and Administrative expenses ($1.7 million) following the September 11 events and the elimination of the losses from financial instruments ($1.1 million in the first six months of 2001 vs. nil in 2002).

As a percentage of revenue, net loss decreased to 32.4% for the six months of 2002, compared to 49% for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's net cash used in operating activities was $1.7 million for the six months ended May 31, 2002, compared to $14 million for the same period last year.

Net cash used in investing activities (capital expenditures) for the six months ended May 31, 2002 amounted to $140.7 million compared to $14.5 million for the corresponding period last year. The increase in the investing activities was due to the acquisition of the Olympia Explorer.

Net cash provided by financing activities for the six months ended May 31, 2002, was $141.6 million, compared to $23.1 million for the same period last year. The additional loans obtained in relation to the acquisition of the Olympia Explorer largely justify the increase in the cash provided by financing activities.

Funding Sources. As at May 31, 2002, the Company had $3.5 million in cash. These funds, in addition to the cash generated from operations, the existing overdraft facility of $7.5 million with Fortis, the extension of the $5.5 million Fortis facility, and the establishment of the debt reserve account will be used to finance the Company's obligations.

The existing credit facility with Fortis includes a $7.5 million revolving credit facility for working capital and a $4.2 million guarantee to cover certain obligations to the United States Maritime Commission in connection with our cruises to and from the U.S., and other short-term obligations approved by the lender.

The debt reserve account, as previously discussed, has been instituted through a) a $5 million loan facility provided by Silk Navigation Limited and Louis Tourist Agency Ltd, and b) a $15 million payment by Blohm + Voss GmbH consisting of a $9 million ex-gratia payment and a $6 million subordinated loan.

Overall Indebtedness. Overall indebtedness has increased by $155.6 million to $375 million at May 31, 2002, compared to $219.4 million for the year ended November 30, 2001.

The net increase of $155.6 million results from an increase in overall indebtedness of $166.9 million and a reduction of $11.3 million as a result of principal payments.

The increase in overall indebtedness is explained by:

a) the additional loans of $142.5 million obtained from a consortium of banks consisting of Kreditanstalt für Wiederaufbau, Fortis Bank, and Blohm + Voss GmbH for the acquisition of the Olympia Explorer
b) the granting of a $3 million short-term loan, payable over 12 months, at a rate of LIBOR plus 1.75% by Fortis
c) $0.4 million of interest having accrued on the $20 million convertible bond issued to Louis Cruise Lines (a related party)
d) $3 million of overdraft interest having been incurred (of which $1.3 million pertain to swaption interest)
e) $5.5 million extension of the Fortis Bank credit facility to finance the charter of the Seawing
f) $6 million long term loan from Blohm+Voss paid into the debt reserve account
g) $5 million subordinated loans obtained from the shareholders as follows: $2.5 million loan facility from each of Silk Navigation Limited and Louis Tourist Agency Ltd ($1.5 million of which was in the form of a credit facility extension with Fortis Bank to settle the intercompany account and thus facilitate Louis Tourist Agency's contribution into the debt reserve account)
h) $1.5 million extension of credit facility from Fortis Bank to finance the debt reserve account of the major shareholder (Louis Cruise Lines) as per g) above)

The following principal payments were made in the first six months of 2002:

a) $10.1 million to Kreditanstalt für Wiederaufbau (using the $3 million short-term loan mentioned above and the debt reserve account)
b) $1 million payment to Fortis Bank in relation to the $5.5 million credit facility
c) $0.2 million to Commercial Bank in relation to the $4.5 million loan

The aggregate annual maturities of our indebtedness are as follows:

Year	Principal Amount
2002	$ 22.6 million
2003	43.2 million
2004	25.3 million
2005	26.6 million
Thereafter	257.3 million
Total	$ 375.0 million

Obligations under leases. We lease various facilities from related parties under non-cancellable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $0.4 million for the quarter ended May 31, 2002.

Future minimum lease payments under these non-cancelable operating and capital leases as of May 31, 2002 were as follows (in thousands):

Year	Operating Leases Third Parties	Operating Related Parties	Capital Leases
2002	$300	$94	$0
2003	477	195	5,382
2004	455	205	5,382
2005	455	215	5,382
2006	425	-	-
Thereafter	248	-	-
Total Minimum Lease Payments	$2,360	$709	$16,146
Amounts representing interest			($2,454)
Present Value of Minimum Lease Payments			$13,692

CRITICAL ACCOUNTING POLICIES

The following critical accounting policies are identified as areas where management is able to exercise its discretion in terms of estimates used.

1. Dry-docking: Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking which is usually 2 years. The period of the next dry-docking is based on an estimate made by management based on its belief of when the next dry-docking will take place.

2. Allowance for Doubtful Accounts: We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific Agent's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores, past experience with the Agent), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due.

Section 3

FORWARD – LOOKING STATEMENTS

Certain statements in this Form (6-K) and in the future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, and in oral statements made by or with the approval of an authorized executive officer constitute "forward – looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward – looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward – looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity in the Eastern Mediterranean and other areas in which the Company operates in; changes in tax laws and government regulations applicable to the Company; the ability of the Company to implement its shipbuilding program and to expand its business outside the Eastern Mediterranean market especially during the winter season where it has less experience; delivery of the new vessels on schedule and at the contracted price; weather patterns; unscheduled ship repairs and dry-docking; and incidents involving cruise vessels at sea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece.

ROYAL OLYMPIC CRUISE LINES INC.

Date: 25/07/02

By: Yiannis Pantazis

Y.PANTAZIS
Chief Executive Officer